Exhibit 99.1

November 3, 2015

Dear North Pole Capital Master Fund:

In connection with the purchase by Cowen Investments LLC (“Buyer”) of 329,077 shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”) of Global Defense & National Security Systems, Inc. (the “Company”) from North Pole Capital Master Fund (“Seller”), Seller agrees (1) not to redeem the Shares in connection with any meeting of the Company’s stockholders (each, a “Meeting”) where the Shares may be redeemed and (2) to vote, or cause to be voted, all the Shares in favor of all Company proposals at any Meeting to approve an initial business combination, in each case, at any Meeting at which the Shares are held by Seller on the record date. Notwithstanding the above, at any time from the date hereof through and including the last Meeting to vote upon an initial business combination in which the Seller is the holder of record, the Seller agrees that, upon the written request of Buyer, Seller shall withdraw its proxy card in respect of the Shares and shall vote and/or redeem the Shares as directed by Buyer.

Very truly yours,

Cowen Investments LLC:

By:	/s/ Owen Littman
Owen Littman
Authorized Signatory

North Pole Capital Master Fund (by its investment advisor, Polar Securities Inc.):

By:	/s/ Greg Lemaich
Greg Lemaich
General Counsel